

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

David Baker
Chief Executive Officer
Vallon Pharmaceuticals, Inc.
100 N. 18th Street, Suite 300
Philadelphia, PA 19103

   Re: Vallon Pharmaceuticals, Inc.
     Registration Statement on Form S-1
     Filed May 27, 2022
     File No. 333-265302

Dear Mr. Baker:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Doris Stacey Gama at 202-551-3188 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Faith L. Charles, Esq.